dotSport LLC
Statement of Cash Flows
Year Ended December 31, 2016
Unaudited

Operating Activities		
Net income		$ 71,555.01
Adjustments to reconcile net income		
to net cash provided by operations:		
Gain on settlement of liabilities		(94,676.98)
Changes in operating liabilities:		
Mastercard payable		(730.58)
Accounts Payable		5,250.00
Net cash used in Operating Activities		(18,602.55)
Financing activities		
Proceeds from loan		18,600.00
Cash provided by financing activities		18,600.00
Net cash incresase for period		(2.55)
Cash at beginning of period		1,376.48
Cash at end of period		$ 1,373.93

dotSport LLC
Statement of Cash Flows
Year Ended December 31, 2015
Unaudited

Operating activities	
Net loss	$ (35,641.35)
Changes in operating liabilities:	
Mastercard payable	(1,200.00)
Interest Payable	25,643.83
Net cash used in Operating Activities	(11,197.52)
Financing activities	
Proceeds from loan	10,400.00
Cash provided by financing activities	10,400.00
Net cash decrease for period	(797.52)
Cash at beginning of period	2,174.00
Cash at end of period	$ 1,376.48

dotSport LLC
Statement of Cash Flows
Year Ended December 31, 2014

Unaudited

Operating Activities	
Net loss	$ (44,164.85)
Changes in operating liabilities:	
Mastercard payable	(1,200.00)
Interest Payable	25,000.00
Loans Payable	17,750.00
Net cash used in Operating Activities	(2,614.85)
Net cash incresase for period	(2,614.85)
Cash at beginning of period	4,788.85
Cash at end of period	**$ 2,174.00**